**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **May 24, 2007**

# First Financial Holdings, Inc.

(Exact name of registrant as specified in its charter)

| Delaware | 0-17122 | 57-0866076 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 34 Broad Street, Charleston, South Carolina | 29401 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number (including area code): **(843) 529-5933**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ]     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Section 1 – Registrant's Business and Operation**

**Item 1.01 Entry into a Material Definitive Agreement.**

**Directors' Compensation**

The Board of Directors of First Financial Holdings, Inc. ("Corporation") voted at its meeting on May 24, 2007 to increase immediately the fee paid to the Chairman of the Audit Committee from $1,200 per year to $6,000 per year and the members of the Committee from $1,000 per year to $2,000 per year. They also voted to begin paying the Chairman of the Compensation/Benefits Committee $3,000 per year and the members of the Committee $1,000 per year effective February 1, 2008. The Chairman and members of the Compensation/Benefits Committee received no specific compensation for their participation in this Committee in the past.

At the same meeting, the Board of Directors voted to start paying $1,250 per day to all board members attending joint meetings (with the Corporation's management) for strategic planning meetings purposes. These meetings occur on two days a year.

**Award of Stock Options**

At the Board of Directors meeting on May 24, 2007, the Stock Option Committee awarded stock options ("Option Shares") to the Corporation's management (including Named Executive Officers) which vest according to efficiency ratio goals as set forth below:

| Position | Number of People | Options Shares granted each member |
|---|---|---|
| Chief Executive Officer (A. Thomas Hood)* | 1 | 4,000 |
| Executive Vice Presidents and Senior Vice President Northern Region (R. Wayne Hall; Charles F. Baarcke, Jr.; John L. Ott; C. Alexander Elmore)* | 4 | 3,500 |
| Other members of management | 36 | 2,500 |

\*  Named Executive Officers do not include Susan E. Baham as a result of her expected retirement in late 2007.

The Option Shares will vest as follows:

A.     One-third will vest May 24, 2008 if the Corporation's efficiency ratio for the twelve months ending March 31, 2008 is 63% or less.

B.     An additional one-third of the Option Shares will vest on May 24, 2009 if the Corporation's efficiency ratio for the twelve months ending March 31, 2009 is 61% or less.  In addition, even if Option Shares did not vest under paragraph A above, then two-thirds of the Option Shares will be exercisable if the Corporation's efficiency ratio for the twelve months ending March 31, 2009 is 61% or less.

C.     An additional one-third of the Option Shares will vest on May 24, 2010 if the Corporation's efficiency ratio for the twelve months ending March 31, 2010 is 59% or less.  In addition, even if Option Shares did not vest under either paragraph A and/or B above, then all of the Option Shares will be exercisable if the Corporation's efficiency ratio for the twelve months ending March 31, 2010 is 59% or less.

D.     Notwithstanding the foregoing, should the Corporation's efficiency ratio for the twelve months ending March 31, 2008 or March 31, 2009 equal 59% or less, then all of the Option Shares will vest immediately, on either May 24, 2008 or May 24, 2009, respectively.

E.     Option Shares not vested by May 24, 2010 in accordance with the above schedule will not vest.

Additionally, the Stock Option Committee granted a non-qualified stock option award of 4,000 shares to Named Executive Officer R. Wayne Hall, Executive Vice President and Chief Financial Officer.  These options have a term of five years and will vest on May 24, 2010.

**Item 9.01 Financial Statements and Exhibits**

(d)  Exhibits

(10.1) First Financial Holdings, Inc. 2007 Equity Incentive Plan Form of Incentive Stock Option Agreement.

(10.2) First Financial Holdings, Inc. 2007 Equity Incentive Plan Form of Incentive Stock Option Agreement for Performance.

(10.3) First Financial Holdings, Inc. 2007 Equity Incentive Plan Form of Non-Qualified Stock Option Agreement.

(10.4) First Financial Holdings, Inc. 2007 Equity Incentive Plan Form of Restricted Stock Option Agreement.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

DATE: May 31, 2007                    By:  /s/ R. Wayne Hall
                                           R. Wayne Hall
                                           Executive Vice President, Finance
                                           and Chief Financial Officer